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                                                                    EXHIBIT 99.3


The company Marine Shuttle Operations Inc. (customer) and Frost & Partner GbR
(contractor) reach the following agreement:


Intermediation Contract for Placement of Equity Participation

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
customer                   Marine Shuttle Operations Inc.In the following,,MSO"

address                    4410 Montrose Boulevard
                           Houston, Texas 77006 U.S.A.

represented by             President and Chairman of the Board: Mr. Franz Eder
                           Vice President and Member of the Board: Mr. Iqbal Akram
                           Vice President and Member of the Board: Mr. Stephen Adshead

contractor                 Frost & Partner GbR
                           In the following,,F&P"
address                    Haimhauserstr. 1
                           80802 Munich

represented by             The engaging partners
                           Mrs. Dipl.-Kfm. Julia Frost and Mr. Dipl.-Kfm Till Krumrey

preliminary remark and general aims

The company Marine Shuttle Operations (MSO) owns, secured by patents technology for installation, decommissioning, repairment and transportation of offshore-oil and gas platforms, ships and other large offshore structures. This technology represents a new generation of vessel, through which costs for installation and decommissioning of oil and gas projects in the offshore sector by "single-lift-operations" can be reduced up to 40%.

The building of three shuttles and worldwide operation in key markets is planned. Most important and first key market is the North Sea. Investments of about USD 300.000.000 are required for building and commissioning the first prototype. About the same amount is required for the other two shuttles. In order to being able to grant worldwide presence for long-term business success, a total investment volume of about USD 900.000.000 is necessary by strategic means in the next few years.

Due to especially in Germany available means of conveyance the building of the first shuttle (USD 300m) in Germany is preferred, although with production in Korea not insignificant cost cutting would be possible. In the present situation financing is planed by dept for the major part (more than 93%). This situation causes for the shareholders a high potential risk of unfriendly takeover, especially at the moment when business success is in reach.

The present financing conception was mainly influenced by means of "duress", since MSO's stock price in OTC at the NASDAQ noted more than 10 times lower since its first notice and thus equity financing by capital call (increase in share capital) would be inconvenient right now. Perfect for the company would be a financing of the complete capital demand by 70% through equity financing and only 30% through

General aims of the project

o Organization of the second round of finance to receive USD 20.000.000 (at least) up to USD 40.000.000 through equity capital (or "equity like" capital) within end of first quarter 2001 (March 2001).



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o As much as possible conservation of actual share relations of present shareholders. For this financing through mezzanine forms of capital (preferred shares, participation contracts) with conversion rights is preferred, which should be made tradable later.

o In order to create the necessary negotiation and moving range for the company, a recovery of stock price of the actually outstanding shares is required. The financing conception which is to be created will be a good starting point for stock price gains in the nearer future. Only then the major parts of the required amount of capital can be raised in the form of equity by further cash calls on the stock exchange.

o Checking the requirements for a high and steadily raising valuation of the enterprise to enable further financing rounds at increased share prices. This means that increasing price levels are corresponding to the growing capital demand of the company in the future and financing via cash calls is made attractive.

o Clearing up the motives of all parties involved in the financing constellation and working out a tactical proceeding with the aim to put MSO in the position of being able to read discussions actively and according to their ideas.

o Presentation and negotiation of values against investors as requirement for a strong position in discussion.

F&P`s procedure and performances

1. Checking the starting point and listing the conceptional basis.
Aim: filtering out the relevant information for financiers, putting them into context and make them representable. That means: a perspective is reached.

Step 1            First Analysis
                  F&P analyses the company records which have been provided by MSO in a business and market related perspective. The result is the basis of efficient preparation of a workshop.

Step 2 The workshop In a workshop led by F&P with MSO's team present, a systematic and complex accumulation of information is performed with the following aim:
                  Securing the informal starting point for planning and preparation of the business aim - financing MSO.
                  The following topics based on the company records provided by MSO and knowledge of the team will be discussed:
                  Company history: Development of MSO
                  Management: The Human Resources for the growing business Company organization: Structure and course in the company. Business program and its market chances: Expected market position
                  Markets for MSO: The specific market potential
                  Business planning: Plausibility and expectations for the future
                  Rentability: Market related calculation from the investor's point of view.

Step 3            Evaluation of all results
                  The project team of F&P analyses the temporary results of the workshop of business and market related perspective. F&P structures, interprets and evaluates the result of analysis for an equity participation.

Step 4            Constructive discussion
                  F&P discusses with the chief executives in a workshop the results in a constructive way to create a basis for planning of the business aims in connection with preparation of the round of finance. Through that MSO is given the possibility to settle the further procedure by working a conceptional basis for its aims.

Step 5            Conceptional basis



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                  On the basis of the planning structure for the business aims have been arranged with F&P, F&P works out the conceptional basis for an equity participation. The conceptional basis shows the aspects of business, product, market and investment in regard of capital market motives in a plausible context. The result is combined in an expose.

2. Capital market investigation and commencement with investor discussions
Aim: Preparation of a favorable setting for the planed deal, getting contact for motive analysis of all groups.

Step 1 Validation of capital market situationI Identification of suitable "early stage investors" to finance through participation certificates: F&P investigates with its capital market network suitable investors - especially in the branch of oil industry - which are willing to apply for shares to be emitted.

Step 2            Validation of capital market situation II
                  Identification of suitable "later stage investors" (fonds) to finance (in the ideal case) the rounds after going public: F&P investigates with its capital market network suitable institutional investors (fonds), which are willing to take MSO's shares of a certain minimum capitalization (anticipation of bookbuilding).

Step 3            Validation of capital market situation III
                  Getting contacts and limiting the interest. Registration of motives and participation politics of interested investors.

Step 4            Final analysis and coming to a decision
                  Analyzing the previous talks, discussions and selection (finetuning) with MSO.

Step 5            Giving the right impulse
                  Stepping up to the selected investor groups suitable analysts and press representatives. First target orientated PR steps for communication of established perspective to suitable (speculative) investors, to start market momentum from the current value (usage of "suction" based on the design of the convertibles)

3. Preparation of the financing round
Aim: Perfect and professional preparation of MSO for the active leading of discussions in order to make a successful transaction.

Step 1            Conceptioning of presentation documents
                  Based on the conceptional basis F&P together with MSO work out a presentation concept as well as the presentation documents.

Step 2            Preparation of the presentation
                  F&P coaches MSO regarding behavior and kind of argumentation considering the capital market perspective

Step 3            Presentation
                  MSO presents its plan to investors. F&P accompanies MSO and supports with moderation.

Step 4            Negotiation
                  F&P supports MSO in composing an offer according to motives of the investors and with active leading of negotiation by preparing the tactical procedure.

MSO`s performance

o Arrangement of information (presentation, businessplan, etc.)

o Readiness for discussing the current tactics



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o Time synchronizing of participants at common appointments oo Participation in discussions and appointments for presentation oo If necessary, provision of additional information to the businessplan oo Readiness for ad hoc questions on the phone o
Professional fees and additional costs

The content modules (1.) Checking the starting point and list of conceptional basis (2.) Capital market investigation and commencement of investor discussion (3.) Preparation of the financing round have a common impact, but are contentwise independent. Thus they can be started overlapped - in order to save time.

o
o For module 1 to 3 a cost-orientated flat rate fee of USD 45.000 can be calculated . The fee is due in the equal tranche.

o The first third of this fee is to be paid at the time of signing the contract, the second and third at least 3 days before the beginning with module 2 respectively module 3. The mentioned flat rate fee includes costs for presentation material, postal fees, travelling costs and conference room. Not included are costs for trips abroad.

o
o The intensive efforts of F&P's consultants for successful organization of the transaction can only be justified with expectation of a contingent fee. Thus MSO charges F&P with the search of suitable investors for the mentioned second round of financing of USD 20.000.000 to USD 40.000.000.

o
o The contingent fee will be 2 percent of the raised amount of capital. Meaning that the effectively invested sum is based for calculation of the fee, including assumption of potential financial obligations or other expenses that the investor has to fulfill due to the participation contract.

o
o A contingent fee is claimed as well if MSO is financed within the stated time frame not by one of F&P's negotiated investors, but as a result of insertion of third parties or other investors not procured by F&P. In that case the contingent fee will be 1 percent of the raised amount of capital. Meaning that the effectively invested sum is based for calculation of the fee, including assumption of potential financial obligations or other expenses that the investor has to fulfill due to the participation contract.

o
o F&P receives a contingent fee if during the term of the contract or within 6 months after the last contract related activity of F&P an equity participation through one of the by F&P referred investors arises, if F&P's activity was at least one of the reasons for the equity participation.

o If MSO is financed in mezzanine capital, like preferred shares, participation contracts, selling and redepositing shares as business loan or other (hybride) instruments the contingent fee is due as well.o

o The contingent fee is to be paid immediately and completely, even if the agreed amount is paid in single rates and to different dates.o

o MSO will inform F&P unasked and immediately in writing about every contract that might result in contingent fee for F&P. MSO will also state every information for the calculation of the contingent fee as well as the date of signing the contract. If requested, MSO will grant F&P insight in all the contracts with the investor that could be of interest for the calculation of the contingent fee. F&P can request that the insight is carried out by any freely of F&P chosen CPA firm or attorney to check and - if required - to complete the information mentioned above. The costs for that have to be covered by MSO. F&P can ask for an advance for these costs.

oo The contingent fee is to be paid two weeks after singing the contract as mentioned above. Should the contract between the investor and MSO be contested or cancelled by MSO, then this has no impact on F&P's demand for a contingent fee.



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o The parties of this contracts agree, that the ss.ss. 3a III and IV UstG
(German VAT) is applicable to the work of F&P according to this contract. Therefore there is not VAT to be paid. If the German internal revenue service should judge this question different, all the VAT for fees for F&P based on this contract has to be paid additionally. In this case, F&P will make out an invoice with separately shown VAT.

o The contract comes into force with placement of order on 23. November 2000 and expires on 30. March 2001.

o

o The project start can be planned for the 49th week of the year regarding the current plan for the project.

o
o The two days for the kick-off workshop in December and the one day of the second workshop of module 1 will be dated separately. By request of MSO these meetings will happen at the MSO office in Norway.

o
o If the course of the project is perfect then it is estimated that it takes 8-10 weeks to the first investment negotiation.
Other agreements

o F& P engages to carry out all duties with professional and commercial care and to the best knowledge. F&P is not liable for economic and legal success.

o
o MSO grants F&P on schedule, free of charge and unlimited access to all the information that is available at MSO.

o F&P will deal with the subject of this contract carefully. For all care and efforts mistakes of F&P are conceivable, which could entitle MSO for compensation. F&P has therefore taken out an issuance. With regard to these facts the parties agree, that the liability of F&P is limited to the sum of DM
1.000.000 which is covered by the named issuance. This limitation shall not be applicable, if the mistake is caused by gross carelessness or even with intent. If desired by MSO it is possible to raise the covered sum of the issuance, if MSO will pay for the expenses.

o F&P will deal with all the facts and information that were received during cooperation strictly confidential, if they are not generally known or are to be included and published in the businessplan anyway. This also applies for knowledge about company internal operations of MSO that F&P receives during cooperation. MSO will mark all the facts and information that is to be handled confidentially, as confidential when passing on to F&P. This obligation of secrecy still exists after expiration of the contract. F&P engages also to impose these regulations of confidentially on their employees, representatives and other members of staff who receive this information and knowledge.o

o Negotiation performances for direct competitors of MSO are excluded for term of the project unless MSO give their written authorization.

o

o Unless appointments are not cancelled seven days before via fax or letter, they are firm.

oo Date of required payment: If not stated differently, right after receiving invoice.

o

o Right to use and copyright on F&P documents are transferred to MSO after receipt of payment on F&P's account. Until payment of agreed professional fee, F&P's documents are exclusively for company internal use and are not to be given to any third party.ooThe relationship between F&P and MSO are exclusively subject to German right. Place of jurisdiction is Munich, Germany. o

o This contract states the complete and correct agreements of both parties of cooperative regulations. There are no ancillaries.o

o All agreements between contract partners have to be in writing o
o Should single terms of this contract completely or partially be or become impracticable, then that does not have an impact on the validity of all the other regulations. Instead of the invalid or impracticable clause they agree on a regulation which comes, after objective observation, as close as possible to the economic aim of the invalid or impracticable regulation.



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ooMunich, 14. November 2000                     Berlin, 23. November 2000
Till Krumrey                                    Franz Eder
Frost & Partner GbR                             Marine Shuttle Operations Inc.
(contractor)                                    (customer)





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